Lips Business Model & Market Size

Revenue Streams: Marketplace, Advertising, and Data

Marketplace

Lips provides SaaS growth, advertising, and commerce tools for paying influencers, creators, & brands - marketplace launching in Spring/Summer of 2021.

For a monthly subscription fee, brands and artists will be able to create a marketplace profile. We provide them with SaaS growth, advertising, and commerce tools along with the ability to sell directly to a very supportive and engaged community.

On Lips, these creators never have to worry about being deleted or spending money on ads only to have them rejected by the platform. For this revenue stream, our first customers will be Women's Health Companies, LGBTQ brands, and Feminist/LGBTQ Artists.

Pricing models depend on the size of the brand or marketplace. For our larger brand partners, we may charge a flat fee and/or a percentage of sales plus add-on pricing for premium features and ads.

For smaller brands: Flat monthly fee based on number of items in the shop (similar to **Big Cartel**)

For larger brands: Decreased flat fee + % of sales in marketplace

As we grow there is an opportunity to produce creator merchandise in-house, to maximize products.

You can explore the first version of our clickable marketplace prototype here (expected launch, summer 2021): https://xd.adobe.com/view/e5a49e13-cf5c-4e53-a14d-88ef1eac0b9f-b0f7/?fullscreen

Advertising & Premium Features

Currently, Lips is the only advertising option for most women's health brands, sex-positive brands, LGBTQ brands, sex education organizations, and feminist creators, among others.

Our unique position as a first-to-market, image-based instagram alternative, and unmatched knowledge of these brands and their audience, gives us the opportunity to be the predominant choice for these deplatformed industries.

We will have a built in, **self-service, targeted advertising platform** accessible to marketplace profiles.

One of our most prominent partners, Dame Products, has a **yearly social media ad spend budget of over $1M** but are unable to rely on current social media networks as they are regularly deplatformed. They will be one of our largest initial marketplace and ad platform customers.

As we grow, Lips will continue to add paid features demanded by our community such as anti-plagiarism technology, brand/influencer networking, Lips exclusive content features/events and more.

Data Sales

The Lips patent-pending tagging system has the potential to make algorithms across the internet more inclusive through the sale of our user-trained visual machine learning.

Unlike other social media platforms, **Lips is willing to build the technology, guidelines, research and philosophy necessary to accurately label the nuances of sexual, LGBTQ, and health content.** Other platforms have avoided investing in this technology, not because it is particularly difficult - but rather because they 1) don't prioritize these communities as valuable and worth investing in, and 2) they don't have the diversity of thought, philosophical background, or technological creativity necessary to address this problem.

To better understand our ML technology, you can view our patent applications: https://app.box.com/s/flmzamlb1gvmglw5610y3yu348x1f99q

The nuanced datasets generated by our patented visual ML system can then be sold to companies such as Google Search, IBM Watson, Amazon, Etsy to improve their existing algorithms and moderation systems to be more inclusive and accurate. Lips already has personal contacts at these and more AI companies. Our data will become increasingly valuable as the public demands more inclusive technologies.

Market Size

The intended users and beneficiaries of Lips are women and LGBTQ+ social media users and their fans worldwide, ages 17-35. We have a specific focus on the mental health benefits we offer for users ages 17-25, as these are formative years for identity, confidence and sexuality. An Accurate Market Size for Lips can be estimated from several factors:

Instagram:

- 29% of Instagram Users Identify as Women in our target age group (290M Globally, 32M US) *(Statista)*
- 33% of Instagram Users Identify as LGBT in our target age group (330M Globally, 36M US) (The Department of Culture, Media and Sport)
- We estimate that 30% of Women IG users (10M US), and 80% of LGBT users (30M) are target Lips users. Meaning **40M users in the US alone.**
- Because Lips is already available globally, we can estimate that we can target **87M Women and 264M LGBTQ users globally** as our company develops a global market strategy.
- These numbers do not include the millions of male and heterosexual fans who will use Lips to engage with creators.

Tumblr:

- **84M users** left Tumblr between December 2019 and January 2020, immediately following the controversial implementation of strict policies regarding sex-positive accounts.
- A large percentage of these accounts, in addition to accounts who stayed on Tumblr but reduced interaction with the site due to

increasingly biased moderation, can be considered prime targets for future Lips users.

DeviantArt:

- DevianArt is a great example of the need for spaces for artistic expression online. It is not a direct competitor for Lips, as it does not have social media or SaaS marketing features for creators.
- In 2020 DeviantArt had 61M registered users

Etsy:

- 1.8M Etsy Sellers are Women *(Veeqo)*
- 39.4M Active Buyers *(Statista)*
- Etsy alternative Witchsy had 22,000 sales transactions and made $610,000 in revenue in its first year.

Additional Market Opportunities:

- The Femtech market will exceed $50 Billion by 2025 *(Technavio)*
- However, keywords in ads & articles currently banned from social media platforms include: "vaginal health," "lesbian," "bisexual," "gender" *(Them Magazine)*
- The aggregate annual spending power of the global LGBTQ+ community is $3 Trillion *(LGBTQ Capital)*
- 80% of LGBT population uses social media, compared to 58% of the general public *(The Hornet)*
- 73% of LGBTQ content online is flagged as inappropriate, and therefore at risk of deplatforming or demonetization *(CHEQ)*

Emerging Social Media and Commerce Alternatives

Lips is the **first-to-market Instagram alternative**, providing an image-focused, ethical, and more inclusive platform for creators and their fans. However, there are several emerging alternatives in the social media and commerce space.

- Gab (Alternative to Twitter, Allows for Hate Speech)
- Mastodon (Alternative to Twitter, Text Focused, Male-Owned & Primarily Targeted to Male Audience)

- Witchsy (Alternative to Etsy, Commerce-Focused, No Social Aspect, Limited Target Audience, Limited Technology, Poor UX)
- Mighty Networks (Alternative to Facebook, Self-Moderated, Private Communities)